SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of March, 2010

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON AG / Final Results/Forecast

AIXTRON reports highly successful final full year 2009 results / Strong Order Book supports sustainable growth into 2010 / 2010 Guidance: EUR600m-EUR650m Revenues, 25%plus EBIT / AIXTRON AG plans conversion into European Company (SE) /

Aachen, Germany, March 10, 2010 - AIXTRON AG (ISIN DE000A0WMPJ6), worldwide leading provider of deposition equipment to the semiconductor industry, today announced record financial results for fiscal year 2009 and guidance for 2010 of EUR600m to EUR650m revenues with an EBIT margin of 25% or higher as well as its plan to convert from an AG into a SE company structure.

Key Financials

	2009	2008	+/-	2009	2008	+/-
	Full	Full	%	Q4	Q4%
(million EUR)	Year	Year

Revenues	302.9	274.4	10%	117.9	82.3	43%
Gross profit	134.7	112.9	19%	55.5	35.6	56%
Gross margin	44%	41%	3 pp	47%	43%	4 pp
Operating result (EBIT)	62.7	32.5	93%	33.7	7.4	355%
EBIT-margin	21%	12%	9 pp	29%	9%	20pp
Net result	44.8	23.0	95%	24.4	4.1	495%
Net result margin	15%	8%	7 pp	21%	5%	16pp
Net result per share - basic (EUR)	0.49	0.26	88%	0.23	0.05	460%
Net result per share - diluted (EUR)	0.48	0.25	92%	0.23	0.04	575%
Dividend proposal/dividend per share (EUR)	0.15	0.09	67%
Equipment Order Intake	370.1	250.8	48%	163.3	40.6	302%
Equipment Order Backlog (end of period)	203.8	105.0	94%	203.8	105.0	94%

Financial Highlights

In fiscal year 2009, AIXTRON recorded - for the first time since its foundation - annual revenues in excess of EUR 300m, i.e. EUR 302.9m, an increase of EUR 28.5m, or 10%, compared to EUR 274.4m in 2008. This has been achieved despite the global recession, which had a particularly negative influence on Q1/2009 revenues. From the end of Q1 onwards, revenues showed an increasing trend sequentially quarter on quarter until the end of 2009 (Q1: EUR 46.2m; Q2: EUR 56.7m; Q3: EUR 82.0m; Q4: EUR 117.9m).

The Company's gross profit increased by 19% to EUR 134.7m in 2009 (2008: EUR 112.9m) in line with higher revenues and a lower cost of sales percentage, resulting in a three percentage points higher gross margin of 44%.

Reflecting the operating leverage effect from increased volumes, a more favorable average USD/EUR exchange rate and a strong other operating income figure, the EBIT increased by 93%, from EUR 32.5m in 2008 to EUR 62.7m in 2009, resulting in a full year margin of 21% (2008: 12%). The EBIT margin peaked at 29% in Q4/2009.

Net income almost doubled from the 2008 figure to EUR 44.8m for 2009 from EUR 23.0m in 2008. Quarterly net income was more than five times higher year on year at EUR 24.4m for Q4/2009 from EUR 4.1m in Q4/2008. This relates to Basic Earnings per Share of 49 cents for the full year 2009 and 23 cents per share for Q4/2009.

On this basis, the Executive Board and Supervisory Board will propose to AIXTRON's Annual Shareholders' Meeting in May 2010 the payment of a dividend of EUR 0.15 per share, which would result in accumulated payments of EUR 15.1m to shareholders and a group net income pay-out ratio of 34%.

Cumulated equipment order intake in fiscal year 2009 also exceeded all previous historical highs, and at EUR 370.1m, was 48% up year on year (2008: EUR 250.8m). The progressively increasing quarterly order intake throughout the year, (Q1: EUR 31.2m, Q2: EUR 57.8m, Q3: EUR 117.6m, Q4: EUR 163.3m) reached the highest quarterly order intake figure in the Company's history in Q4 and was in contrast to the decreasing quarterly trend seen in the previous year.

The total equipment order backlog of EUR 203.8m at December 31, 2009 also represents a new record high and was 94% higher than at the same point in time in 2008 (EUR 105.0m).

AIXTRON AG plans conversion into European Company (SE) The Management Board and Supervisory Board of AIXTRON Aktiengesellschaft will propose to its shareholders in the general meeting on May 18, 2010 to convert the Company's legal form from a German AG (Aktiengesellschaft) into a European Company (Societas Europaea, SE) with the name AIXTRON SE. The company will continue to have its registered office in Herzogenrath, Germany. Together with their invitation to the general meeting, the Shareholders of AIXTRON AG will receive detailed information under the relevant item of the AGM agenda regarding the contemplated conversion of the legal form.

Management Review

Paul Hyland, President & Chief Executive Officer at AIXTRON, comments: 'After a very difficult start to the year, caused by fiscal uncertainty and recessionary fears at that time, fiscal year 2009 has turned out to be one of the best years in the Company's history. The forward looking decisions we made more than 5 years ago, namely to re-engineer our system technology into configurable modules and the decision to re-engineer our manufacturing processes and supply chain structure have played a decisive part in our ability to react quickly and profitably to the rapid and positive changes in 2009 market conditions.

Looking into 2010 and beyond, we will, once again, make the necessary forward looking investment decisions to ensure that we have the appropriate new technology and infrastructure in place to ensure that AIXTRON remains the leading player in this marketplace during a period of projected growth. The decision to convert AIXTRON AG into an SE structure is motivated by the increasingly international nature of our business and the potential flexibility that can comes with a SE conversion'

Outlook

AIXTRON entered the year with a very solid opening order backlog of EUR 190.9m (revalued from EUR 203.8m at USD 1.50/EUR as of January 1, 2010), all shippable in 2010. AIXTRON Management believes that, on this basis, AIXTRON can deliver total revenues of EUR 600m to EUR 650m and an EBIT margin of 25%plus in fiscal year 2010.

Financial Tables

Our 2009 full year results presentation as well as all consolidated financial statements (balance sheet, income statement, cash-flow statement, statement of changes in equity) relating to this press release are available at http://www.aixtron.com, section 'Investors/Reports/Presentations', as part of AIXTRON's Annual Report for the full year 2009.

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call on Thursday, March 11, 2010, 3:00 p.m. CET (6:00 a.m. PST, 09:00 a.m. EST) to review the full-year 2009 results. From 2:50 p.m. CET (5:50 a.m. PST, 8:50 a.m. EST) you may dial in to the call at +49 (69) 247501-899 or +1 (212) 444-0297. Both a conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com, section 'Investors', following the conference call.

Contact:
Guido Pickert
Investor Relations and Corporate Communications:
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	March 10, 2010	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO